March 19, 2024

Securities and Exchange Commission
Washington, D.C.20549

Ladies and Gentlemen:

We were previously principal accountants for Arrow Financial Corporation (the Company), and under the date of March 11, 2024, we reported on the consolidated financial statements of Arrow Financial Corporation as of and for the years ended December 31, 2023 and 2022, and the effectiveness of internal control over financial reporting as of December 31, 2023. On March 14, 2024, the auditor-client relationship ceased. We have read the Company’s statements included under Item 4.01 of its Form 8-K dated March 19, 2024, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statement related to a competitive selection process and that the decision to dismiss KPMG was approved by the Audit Committee of the Board of Directors of the Company and any statements in Item 4.01(b).

Very truly yours,

/s/ KPMG LLP